UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.1) *

                                Alamo Group Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011311107
                        ---------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                               Page 1 of 5 Pages


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CUSIP No.  011311107                   13G                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1)       Names of Reporting Persons.
         SS or IRS Identification                Capital Southwest Corporation
         Number of Above Persons:                75-1072796
--------------------------------------------------------------------------------
2)       Check the Appropriate Box               (a)
         if a Member of a Group:                 (b)
                                                 Not Applicable
--------------------------------------------------------------------------------
3)       SEC Use Only


--------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization:
                                                 United States
--------------------------------------------------------------------------------
5)       Number of Shares              5) Sole Voting Power:           161,300
         Beneficially Owned            6) Shared Voting Power:       2,660,000
         by Each Reporting             7) Sole Dispositive Power:      161,300
         Person With:                  8) Shared Dispositive Power:  2,660,000
--------------------------------------------------------------------------------
9)       Aggregate Amount
         Beneficially Owned by
         Each Reporting Person:                                      2,821,300
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount
         in Row 9 Excludes Certain Shares:
                                                 Not Applicable
--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9:
                                                                     29.0%
--------------------------------------------------------------------------------
12)      Type of Reporting Person:

                                                                     CO
--------------------------------------------------------------------------------







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CUSIP No.  011311107                   13G                     Page 3 of 5 Pages



Item 1(a).          Name of Issuer:                Alamo Group Inc.


Item 1(b).          Address of Issuer's Principal Executive Offices:

                                                   1502 E. Walnut Street
                                                   Seguin, TX  78155

Item 2(a).          Name of Person Filing:  Capital Southwest Corporation


Item 2(b).          Address of Principal Business Office of, if None, Residence:

                                                   12900 Preston Road, Suite 700
                                                   Dallas, TX  75230

Item 2(c).          Citizenship:                   United States

Item 2(d).          Title of Class of Securities:  Common Stock

Item 2(e).          CUSIP No.:                     011311107


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

     (h)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


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CUSIP No.  011311107                   13G                     Page 4 of 5 Pages



Item 4.           Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned:                          2,821,300

         (b)      Percent of Class:                                        29.0%

         (c)      Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:       161,300
                  (ii)   shared power to vote or to direct the vote:   2,660,000
                  (iii)  sole power to dispose or to direct the
                          disposition of:                                161,300
                  (iv)  shared power to dispose or to direct the
                         disposition of:                               2,660,000


Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Capital Southwest Venture Corporation, a wholly-owned subsidiary of the Reporting Person, is the owner of, and has the right to receive dividends from, and the proceeds of the sale of, 2,660,000 shares of common stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

CUSIP No.   011311107                  13G                     Page 5 of 5 Pages



10.               Certification and Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 10, 2000
                                        ------------------------
                                               Date

                                      Capital Southwest Corporation

                                     By  /s/ William R. Thomas
                                         -----------------------
                                             William R. Thomas
                                             President